New York	Paris
Northern California	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 650 752 2004 tel

1600 El Camino Real        650 752 3604 fax

Menlo Park, CA 94025         alan.denenberg@davispolk.com

July 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Blaise Rhodes

Mr. Adam Phippen

Mr. Nicholas Lamparski

Ms. Mara Ransom

Re:	Xponential Fitness, Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed July 16, 2021

Ladies and Gentlemen:

On behalf of our client, Xponential Fitness, Inc. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 21, 2021 (the “Comment Letter”) relating to the above- referenced registration statement on Form S-1 of the Company, filed July 16, 2021 (the “Amended Registration Statement”). The Company is concurrently publicly filing a revised version of the Amended Registration Statement (the “Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Registration Statement that have been marked to show changes from the Amended Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 3, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

********************************************

2	July 22, 2021

Unautided Pro Forma Information, page 90

1.

We note your disclosure in note (7) on page 95, that you evaluated the fair value of shares being purchased from LCAT for $154.2 million and determined that the payment exceeded the fair value by $10 million, which you state is reflected as a deemed dividend in the pro forma results for the year ended December 31, 2020. Please tell us where the deemed dividend is reflected in the pro forma results.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 94 and 95 to address the Staff’s comment.

Dilution, page 100

2.

Based on the ($6.74) pro forma net tangible book value per share as of March 31, 2020, which you provided, it does not appear that you used 33,440,264 shares in your calculation, as is shown in your table (pre-IPO LLC Members) on page 101. Please tell us the number of shares before the offering that you used in your dilution calculation and show us how you calculated the number. In addition, we note your statement in paragraph four, that your pro forma as adjusted net tangible book value (deficit) represents an immediate increase in net tangible book value of $17.95 per share to existing equity holders and an immediate dilution in net tangible book value of $15.00 per share to new investors. Please reconcile these amounts to the dilution table immediately below the paragraph

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 100 and 101 to address the Staff’s comment.

Description of Capital Stock

Certain Certificate of Incorporation, Bylaws and Statutory Provisions, page 201

3.

We re-issue comment 3, as you have not reconciled the exclusive forum provision in your Amended and Restated Certificate of Incorporation with the disclosure in the Registration Statement. The disclosure in your Description of Capital Stock section on page 201 continues to indicate that the provision will designate the federal district courts of the United States as the exclusive forum for any claims arising under the Exchange Act or Securities Act, however, your charter has no such provision. Please revise to reconcile these inconsistencies and to state, as you do in your charter, that your exclusive forum provision does not apply to claims arising under the Exchange Act or Securities Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 201 to address the Staff’s comment.

********************************************

3	July 22, 2021

We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Anthony Geisler, Chief Executive Officer, Xponential Fitness, Inc.

John Meloun, Chief Financial Officer, Xponential Fitness, Inc.

Ian D. Schuman, Partner, Latham & Watkins LLP

Stelios G. Saffos, Partner, Latham & Watkins LLP

Via EDGAR and overnight delivery.